August 29, 2024

Carrie Ratliff
Chief Legal Officer
Sharecare, Inc.
255 East Paces Ferry Road NE, Suite 700
Atlanta, Georgia 30305

        Re: Sharecare, Inc.
            Schedule 13E-3 filed August 5, 2024 by Sharecare, Inc. et al.
            File No. 005-91710
            Preliminary Proxy Statement filed August 5, 2024 by Sharecare, Inc. File No. 001-39535
Dear Carrie Ratliff:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Schedule 13E-3 filed August 5, 2024; PREM14A filed August 5, 2024
General

1.      We note your disclosure on page 68 that    [f]ollowing completion of
the Merger, there will
        be no further market for the shares of Sharecare Common Stock and the public warrants and, as promptly as practicable following the Effective Time and in compliance with
        applicable law, Sharecare Common Stock and Sharecare   s public
warrants will be delisted
        from Nasdaq and deregistered under the Exchange Act.    In this
respect, we note that the
        Schedule 13E-3 was filed solely with respect to Sharecare Common Stock. Please advise why Rule 13e-3 is applicable with respect to Sharecare Common Stock but not with respect to the public warrants. Alternatively, please revise.
2. Please correct the cross references in the Schedule 13E-3 to a section of the proxy
        statement titled    Purposes and Reasons of the Purchaser Filing
Parties,    which section is
        not in the proxy statement.
 August 29, 2024
Page 2

3. All filers of the Schedule 13E-3 must sign the Schedule 13E-3. Please revise accordingly.
4.     Please revise the form of proxy to clearly mark it as a    Preliminary
Copy.    Refer to Rule
       14a-6(e)(1).
5.     Houlihan Lokey   s opinion states that the "Opinion is furnished for the
use of the
       Committee (in its capacity as such) and, at the request of the Committee, the Board (in its capacity as such) in connection with their evaluation of the Merger and may not be used for any other purpose without our prior written consent." Please disclose in the Schedule
       13E-3, if true, that Houlihan Lokey has consented to use of its materials in the filing.
Questions and Answers, page 15

6.     Disclosure on page 17 states that    [w]ith respect to the Compensation
Proposal and the
       Adjournment Proposal, if you abstain from voting     such abstention
will not have any
       effect on the outcome of the vote on the Compensation Proposal or the Adjournment
       Proposal (assuming a quorum is present).    However, disclosure on page
95 states that
          [i]f a stockholder abstains from voting on the     Compensation
Proposal or Adjournment
       Proposal that abstention will have the same effect as if the stockholder voted
       'AGAINST' such proposal.    Please revise to address this apparent
discrepancy.
Position of the Altaris Filing Parties and Parent Entities as to the Fairness of the Merger, page 63

7. Please revise the sentence in this section which states that "[u]nder a possible interpretation of the SEC rules governing 'going private' transactions, each Altaris Filing
       Party and Parent Entity may be deemed to be an affiliate of Sharecare..." Similar disclosure appears on page 67. Given the filing persons' determination to file a Schedule
       13E-3, it is inappropriate to disclaim the underlying conclusions reached by each such filing person in making the filing.
Purposes and Reasons of Parent and the Altaris Filing Parties, page 69

8.     Refer to the disclosure on page 69 that    Parent and the Altaris Filing
Parties determined to
       undertake the Merger at this time because Parent and the Altaris Filing Parties believe that, as a private company, Sharecare will be able to improve its ability to execute initiatives that over time will create additional enterprise value for
Sharecare.    Please
       revise to specify the Parent and the Altaris Filing Parties    reasons
for undertaking the
       transaction at this time, as opposed to at any other time. Refer to Item 1013(c) of
       Regulation M-A.
Financing of the Merger, page 88

9.     We note your disclosure on page 88 that    Parent and Merger Sub have
obtained
       committed financing consisting of equity financing to be provided by the Equity Investors pursuant to the terms and conditions of the Equity Commitment Letter.
In this respect,
       we note that the Equity Investors are themselves filers of the Schedule 13E-3. Provide the disclosure required by Item 1007(a) of Regulation M-A with respect to such filers.
Selected Historical Consolidated Financial Data, page 124

10. Consolidated financial data provided in response to Item 1010(c) of Regulation M-A must be provided for the same periods specified in paragraphs (a) and (b) of
Item 1010. Please
 August 29, 2024
Page 3

       revise the Summary Consolidated Statements of Operations and Comprehensive Income
       (Loss) on page 125 accordingly.
Security Ownership of Certain Beneficial Owners and Management, page 125

11. Refer to the last row of the table on page 126, which appears to be incomplete. Please revise.
12.    Refer to footnote five on page 127, which states that    Mr. Chadwick
expressly disclaims
       beneficial ownership of all securities held by the Claritas Rollover Stockholders other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
       Please note that beneficial ownership is not determined based on pecuniary interest. Refer to Rule 13d-3(a). Please revise.
Important Information Regarding the Purchaser Filing Parties, page 133

13. For Mr. Fulco and Mr. Mullens, please clarify their employment during the past five years, including the starting and ending dates of each position held. Refer to Item
       1003(c)(2) of Regulation M-A.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Blake Grady at 202-551-8573.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions